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                                                                     EXHIBIT A16

FOR IMMEDIATE RELEASE:

              ROYAL & SUNALLIANCE INSURANCE GROUP plc ANNOUNCES
           COMPLETION OF TENDER OFFER FOR ORION CAPITAL CORPORATION

New York, New York, November 12, 1999 -- Royal & Sun Alliance Insurance Group plc, London, announced today that NTG Acquisition Corp., its indirect wholly owned subsidiary, has accepted for payment approximately 25,599,951 shares of common stock of Orion Capital Corporation (NYSE: OC), Farmington, CT, representing approximately 93.5% of the outstanding shares of Orion Capital, including those shares tendered by means of guaranteed delivery, at $50.00 per share in cash in accordance with its tender offer for all outstanding shares of Orion Capital. The tender offer expired at 4:30 p.m., New York City time on Friday, November 12, 1999.

Royal & Sun Alliance intends to promptly merge NTG Acquisition Corp. with and into Orion Capital in accordance with Delaware's short form merger provisions. As a result of the merger, Orion Capital will become an indirect, wholly owned subsidiary of Royal & Sun Alliance and each remaining outstanding share of Orion Capital will be converted, subject to appraisal rights, into the right to receive $50.00 in cash, without interest.

Citibank N.A. is a depository for the tender offer, MacKenzie Partners, Inc. is the information agent, and Salomon Smith Barney, Inc. is the dealer manager. Additional copies of the Offer to Purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the tender offer.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies. Royal & SunAlliance USA, Inc. is part of Royal & Sun Alliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSA.L) and has a Level 1 American Depositary Receipt Program (RSANY).

For more information about Royal & SunAlliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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CONTACT: MacKenzie Partners, Inc. Mark Harnett, (212) 929-5877.